UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm – Board Appointments

30 September 2005

ARLINGTON, Va - Defense technology company Metal Storm Limited today announced the appointment of Mr Terry O’Dwyer as Chairman and Mr James Crunk as a
Director, effective today.

Mr O’Dwyer has been interim Chairman since May 2004 and a Director since 1998.

Mr Crunk has almost 25 years experience in the aerospace, defense, and telecommunication industries. He also has significant international experience in arranging and negotiating partnerships, joint ventures, strategic alliances, financing and major contracts.

He is the controller of a division of a large defense contractor and has been
Chief Financial Officer of start-up companies, where he was responsible for capital structure, the formation of significant strategic alliances and obtaining commitments prior to operational startup.

He has worked for Lockheed Martin in a number of senior positions including:
Director of Business Planning & Finance and Vice President, Business
Administration and Financial Management (CFO) for the Lockheed Martin-Space
Operation; and Director, New Business & Venture Finance for Lockheed
Martin-Telecommunications.

As Director of Business Planning & Finance for the Lockheed Martin-Space
Operation, he was the leader of the NASA Privatization/Commercialization proposal area and was a senior member of the winning $US 4.3 billion NASA
Consolidated Services Operations Contract Proposal team.

Prior to Lockheed Martin, he worked as President of Advanced Technology
Ventures, Inc. and in senior financial and business management roles including
Director, Procurement & Contracts with global telecommunications satellite operator & service provider INTELSAT.

Mr Crunk brings unique skills to the Board of Metal Storm particularly in the areas of US regulatory, administrative, defense procurement, cost accounting audit matters.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: October 03, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary